

05040728

ARTMENT OF THE TREASURY
ASHINGTON, D.C. 20220

OMB APPROVAL
OMB = 1505-0100
Expires: September 1998

ANNUAL AUDITED REPORT
FORM G-405
PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-37708

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

CANTOR FITZGERALD SECURITIES

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

135 East 57th St.
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Lipson (212) 829-5202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report
(Name - if individual, state last, first, middle name)

Deloitte & Touche LLP

Two World Financial Center	New York	NY	10281 - 1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AFFIRMATION

I, Jay Ryan, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Cantor Fitzgerald Securities and subsidiaries as of December 31, 2004 are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as disclosed in Note 6 of the consolidated financial statements.



Signature

Chief Financial Officer
Title



Notary Public

MARY DRAGONETTI
Notary Public, State of New York
No. 014754912
Qualified in Nassau County
Commission Expires Jan. 31, 2006

CANTOR FITZGERALD SECURITIES
AND SUBSIDIARIES
(S.E.C. I.D. No. 8-37708)


PROCESSING
WASH., D.C.
SECTION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

This report is deemed PUBLIC in accordance
with Section 405.2 of the regulations pursuant to
Section 15C of the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Cantor Fitzgerald Securities:

We have audited the accompanying consolidated statement of financial condition of Cantor Fitzgerald Securities and subsidiaries (the "Partnership") as of December 31, 2004 that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Cantor Fitzgerald Securities and subsidiaries at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 1, 2005

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets			
Cash and cash equivalents		$	145,409,781
Cash and securities segregated under federal and other regulations			422,415,002
Securities owned:			
Pledged as collateral	$ 4,054,900,197		
Unencumbered	55,567,666		4,110,467,863
Securities purchased under agreements to resell			32,391,518,579
Securities borrowed			4,799,508,306
Receivables from brokers, dealers and clearing organizations			2,205,462,474
Receivables from customers			652,881,760
Fixed assets (net of accumulated depreciation of $101,014,537)			82,666,046
Receivables from affiliates			33,935,518
Investments and intangibles			29,309,888
Other assets			71,378,413
Total assets		$	44,944,953,630
Liabilities and Partners' Capital			
Bank loans payable		$	129,663,774
Securities sold, not yet purchased			456,365,041
Securities sold under agreements to repurchase			36,756,580,538
Securities loaned			3,823,271,678
Payables to brokers, dealers and clearing organizations			1,431,328,275
Payables to customers			1,433,235,162
Payables to affiliates			37,687,421
Accounts payable and accrued liabilities			131,053,593
Other liabilities			49,582,901
Total liabilities			44,248,768,383
Minority interest			184,778,037
Partners' capital			511,407,210
Total liabilities and partners' capital		$	44,944,953,630

See notes to the consolidated statement of financial condition.

CANTOR FITZGERALD SECURITIES AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of December 31, 2004

1. General and Summary of Significant Accounting Policies

Basis of Presentation: Cantor Fitzgerald Securities ("CFS") and its subsidiaries (collectively, the "Partnership") principally engage in business as brokers and dealers in U.S. and foreign government, equity, corporate, mortgage backed and municipal securities and as a futures commission merchant in commodities. The Partnership is owned by Cantor Fitzgerald, L.P. ("CFLP" - 99.75%) and CF Group Management, Inc. ("CFGM" - .25%) (collectively, the "General Partners"). In addition, eSpeed, Inc. ("eSpeed"), a majority owned subsidiary of the Partnership, operates interactive business-to-business vertical electronic marketplaces. At December 31, 2004, the Partnership owned 38% of the outstanding common shares of eSpeed but holds a majority of the voting rights. As a result, the Partnership exercises control over eSpeed and, accordingly, consolidates eSpeed and recognizes a minority interest for the remaining 5% of the shares owned by CFLP and 57% of the shares owned by others.

During 2004, eSpeed had repurchased approximately 2.9 million shares of Class A common stock for approximately $31.8 million under eSpeed's repurchase plan. eSpeed's Board of Directors has authorized the repurchase of up to an additional $100 million of eSpeed's outstanding Class A common stock, of which approximately $77 million remains outstanding.

The consolidated statement of financial condition includes the accounts of the Partnership and the subsidiaries the Partnership controls. All significant intercompany account balances and transactions have been eliminated. The principal subsidiaries of the Partnership include Cantor Fitzgerald & Co., eSpeed Inc., BGC International and Cantor Fitzgerald Europe.

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this consolidated statement of financial condition.

Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Cash and Securities Segregated Under Federal and Other Regulations: Cash and securities segregated under federal and other regulations, are segregated for the protection of customers under the Commodity Exchange Act and the Securities Exchange Act of 1934. At December 31, 2004, included in these funds are securities purchased under agreements to resell of $20,509,009.

Securities Transactions: Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Securities transactions of the Partnership and the related principal transaction revenues are recorded on a trade date basis.

Investment Banking and Advisory Services: Underwriting revenues and fees for merger and acquisition advisory services are accrued when services for the transactions are substantially complete. Transaction-related expenses are deferred to match revenue recognition. Investment banking and advisory services revenues are presented net of related transaction expenses.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are recorded at fair value based on current listed market prices or broker quotes with the resulting gains and losses included in earnings in the current period.

Securities Sold under Agreements to Repurchase and Securities Purchased under Agreements to Resell: Securities sold under repurchase agreements ("Repurchase Agreements") and securities purchased under agreements to resell ("Reverse Repurchase Agreements") are accounted for as collateralized financing transactions and are recorded at the contractual amount for which the securities will be repurchased or resold, including accrued interest. The Partnership offsets certain Repurchase Agreements and Reverse Repurchase Agreements when a legal right of offset exists under master netting arrangements, which are enforceable by law. It is the policy of the Partnership to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under Reverse Repurchase Agreements. Collateral is valued daily and the Partnership may require counterparties to deposit additional collateral or return collateral pledged when appropriate. At December 31, 2004, the Partnership had entered into Repurchase and Reverse Repurchase Agreements with affiliates of approximately $16.8 million and $0, respectively.

Securities Lending Activities: Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Fees received or paid in connection with these activities are recorded as interest revenue or interest expense, respectively. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, and obtains or refunds additional collateral as necessary to ensure such transactions are adequately collateralized.

Fixed Assets and Leasehold Improvements: Fixed assets are depreciated over their estimated economic useful lives, generally three to five years, using the straight-line basis. Internal and external direct costs of application development and obtaining software for internal use are capitalized and amortized over their estimated economic useful lives of three years on a straight-line basis. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter.

Intangible assets: Intangible assets consist primarily of purchased patents, the costs to defend and enforce the Partnership's rights under patents and costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over a period no to exceed three years. The costs of acquired patents are amortized over a period not to exceed 17 years or the remaining life of the patent, whichever is shorter, using the straight-line method. The costs to defend and enforce the Partnership's patent is held to be invalid, these capitalized costs would be expensed in the period in which such determination was made.

Evaluation of Long-Lived Assets and Amortizable Intangibles: The Partnership periodically evaluates potential impairment of long-lived assets and amortizable intangibles, when a change in circumstances occurs, by applying the concepts of Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for the Impairment or Disposal of Long Lived Assets" (SFAS 144) and assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets. If the undiscounted future cash flows were less than the carrying value of the asset, an impairment charge would be recorded. The impairment charge would be measured as the excess of the carrying value of the asset over the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Goodwill: Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as a purchase. Goodwill is not amortized to earnings, but instead is subject to periodic testing for impairment. Goodwill of a reporting unit is tested for impairment on an annual basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying amount. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we are required to perform a second step, as this is an indication that the reporting unit goodwill may be impaired. In this step, we compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141 "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Goodwill will not be amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with SFAS 142, "Goodwill and Other Intangibles".

Stock Based Compensation: Awards to eSpeed employees of options to purchase the common stock of eSpeed are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No expense is recognized for awards under non-compensatory plans. Options and warrants granted to non-employees are accounted for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," where the expense of options or warrants granted is recognized based on the fair value of the options or warrants at the time of the grant.

During the fourth quarter of 2004, eSpeed's Company's Board of Directors accelerated the vesting of unvested "out-of-the-money" stock options previously awarded to employees and officers. For additional information on stock based compensation, refer to footnote 14.

Income Taxes: For U.S. tax purposes CFS is taxed as a partnership. Under applicable federal and state laws, the taxable income or loss of a partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in the City of New York for which it records an income tax provision.

eSpeed is subject to income tax as a corporation and is accounting for income taxes using the asset and liability method pursuant to SFAS 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, some of the Partnership's foreign subsidiaries are taxed as corporations.

Investments: The Partnership's investments are comprised of an investment accounted for using the cost method of accounting, as well as investments accounted for using the equity method of accounting. Investments are accounted for under the equity method where the Partnership has a significant influence. A judgmental aspect of accounting for investments involves determining whether an other-than-temporary decline in the value of the investment has been sustained. Such evaluation is dependent on the specific facts and circumstances. As none of our investments have readily determinable market values, the primary factor considered by the Partnership in determining whether an other-than-temporary decline in value has occurred is the financial condition of the investee. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all-inclusive and management weighs all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred.

The Partnership's consolidated statement of financial condition includes the accounts of the Partnership and its wholly owned subsidiaries. The Partnership's policy is to consolidate all entities of which it owns more than 50% unless it does not have control over the entity. In accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), and the revised interpretation (FIN 46(R)), the Partnership would also consolidate any variable interest entities ("VIEs") of which it is the primary beneficiary. The Partnership is currently not the primary beneficiary of any such entities and therefore does not include any VIEs in its consolidated statement of financial condition.

The Partnership has one investment that falls under the requirements of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) and the Emerging Issues Task Force (EITF) Issue No. 03-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-01), a debt security accounted for under the cost method for investments. The Partnership has the positive intent and the ability to hold this investment to maturity. The Partnership periodically evaluates this investment for impairment and, based on its analysis, has not identified any temporary or other-than-temporary impairment.

New Accounting Pronouncements: In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities ("VIE") – an interpretation of Accounting Research Bulletin ("ARB") No. 51." FIN 46 provides guidance on the consolidation of entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires that an entity consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the VIE's expected loss, receive a majority of the VIE's expected residual return, or both. On December 24, 2003 the FASB issued a revision to FIN 46. Private companies are required to adopt FIN 46 and FIN 46R for periods beginning after December 15, 2004. The Partnership will adopt FIN 46 and FIN 46R as required in 2005 and is currently evaluating its impact on its statement of financial condition. eSpeed adopted FIN 46 and FIN 46R during 2003. The adoption did not have a material impact on the consolidated statement of financial condition

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. In November 2003, the FASB issued FASB Staff Position 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity'" ("FSP 150-3"). The Partnership adopted SFAS 150 as required in 2004 but noted that there was no material impact on its consolidated statement of financial condition.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment", a revision of FASB Statement

123 that addresses the accounting for share-based transactions in which an entity receives employee services in exchange for either equity instruments of the entity or liabilities that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic method that the Partnership currently uses. The effective date of the standard is as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement will have a significant impact on the consolidated statement of financial condition for both eSpeed and the Partnership as they will be required to expense the fair value of stock option grants and stock purchases under employee stock purchase plan.

2. September 11 Events

On September 11, 2001, the Partnership's principal place of business at One World Trade Center was destroyed and, in connection therewith, the Partnership lost an aggregate of 658 employees (the "September 11 Events").

As a result of the September 11 Events, fixed assets with a book value of approximately $39,262,274 were destroyed. The Partnership had recovered these losses in 2001 through its property insurance and, as such, had not recorded a net loss related to the destruction of its fixed assets.

As of December 31, 2004, CFLP had $21,045,000 of unallocated insurance proceeds for property damage related to the September 11 Events. The Partnership will be entitled to these proceeds as replacement assets are purchased in the future, depending on the ultimate replacement value of the assets destroyed. A gain will be recorded based on the allocated amount to the Partnership by CFLP. However, the Partnership cannot currently estimate the allocated amount of any such gain, and accordingly, no gains on replacement of fixed assets have been recorded during the period. The Company expects to incur significant costs in relation to the replacement of fixed assets lost on September 11, 2001 when it builds its permanent infrastructure in connection with its planned move to new headquarters for which lease negotiations are ongoing.

During the year ended December 31, 2003, CFLP, the Partnership and TradeSpark, LP ("Tradespark") were collectively granted $23,536,776 from the WTC Business Recovery from Disproportionate Loss Program and $6,000,000 from the World Trade Center Job Creation and Retention Program. CFLP received $22,359,937 of the $29,536,776 aggregate grants on December 31, 2003 on behalf of CFLP, the Partnership and TradeSpark. During 2004, CFLP received an additional $2,822,015 of the grants. The remaining $4,354,824 will likely be received during 2005 and later. Both grant agreements contain certain recapture terms and contingencies, primarily in relation to maintaining certain levels of employment in the future. A gain will not be recognized until such grants' requirements have been met. In October 2004, $3.1 million was allocated to eSpeed by CFLP. No determination has been made as to the allocation methodology of such grants between CFLP, the Partnership, and Tradespark.

CFLP intends to continue to distribute 25% of its profits until 2006, that would otherwise be distributable to its partners, for the benefit of the families of the Partnership's employees who were lost on September 11, 2001. From such distributions, CFLP will provide 10 years of healthcare benefits to the families.

3. Formation of BGC

In August 2004, the Partnership began the process of restructuring the ownership of its inter-dealer voice brokerage business, renaming it BGC Partners, L.P. ("BGC"). The purpose of the restructuring was to emphasize the distinction between the BGC brokerage operations and the Cantor Fitzgerald dealer operations and to facilitate the growth of BGC's business.

As part of the restructuring, the inter-dealer brokerage businesses of the Partnership were transferred to a new entity, which is owned by subsidiaries of BGC. In addition to the transfer of inter-dealer brokerage divisions of CFS, a number of subsidiaries of the Partnership were transferred to BGC. These include the following: Cantor Fitzgerald Asia L.L.C., Cantor Fitzgerald Shoken Kaisha Limited, Cantor Fitzgerald L.L.C., Cantor Fitzgerald Asia Money Markets Limited, Cantor Fitzgerald Associates, L.P., CF Administrative Services, L.L.C., Cantor Fitzgerald Partners, and MIS Brokers Limited. During 2004, approximately $28.0 million of net assets were transferred from the Partnership to BGC as part of the restructuring, including approximately $11.4 million in cash.

Following the completion of the reorganization and the BGC partnership exchange, CFLP will continue to indirectly control BGC through its ownership of the managing general partner of BGC. CFLP will retain a majority of the limited partnership interests in BGC, with the remainder of the limited partnership interests owned by certain employees of BGC.

BGC engages primarily in inter-dealer brokerage whereby its counterparty transactions are given up to affiliated companies for clearance and settlement. BGC is engaged as an institutional broker in government securities, corporate securities, municipal securities, sovereign debt, foreign currency and derivative products. BGC will also introduce international counterparties who buy and sell futures to affiliated companies.

4. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2004 were as follows:

		Amount
Deferred tax assets:		
Non-deductible warrant expense	$	12,026,231
Basis difference of investments		1,775,643
Foreign		1,594,311
Other deferred and accrued expenses		3,600,577
Non-employee stock options		1,109,001
Total deferred tax assets		20,105,763
Valuation allowance		(13,222,948)
Net deferred tax asset	$	6,882,815
Deferred tax liabilities:		
Software capitalization	$	8,501,006
Unrealized gain on investment		3,869,553
Gain on replacement of assets		1,046,134
Depreciation of fixed assets		472,446
Other		75,612
Total deferred tax liability	$	13,964,751
Net deferred income tax liability	$	(7,081,936)

At December 31, 2004, the valuation allowance against deferred tax assets of approximately $13.2 million was primarily related to non-deductible warrant expense where it appears, more likely than not, that such item will not be realized in the future.

5. Securities Owned and Securities Sold, Not Yet Purchased

The Partnership's securities owned and securities sold, not yet purchased consisted of the following:

	Owned	Sold, not yet purchased
U.S. Government securities	$ 2,252,108,246	$ 215,086,226
Equities	1,563,723,492	23,054,427
Corporate bonds and other	262,090,827	218,224,388
	4,077,922,565	456,365,041
Investment securities	32,545,298	-
	$ 4,110,467,863	$ 456,365,041

Securities owned and securities sold, but not yet purchased are reported on a trade date basis. At December 31, 2004, on a settlement date basis, securities owned of $4,032,159,811 were pledged as collateral under agreements whereby each counterparty had the right to sell or repledge the collateral. Additionally, securities were pledged as collateral to secure bank loans (see note 9).

Investment securities represent investments in the London Stock Exchange, NASDAQ Stock Market, Inc., and the Chicago Mercantile Exchange, Inc. carried at fair value.

6. Receivables from and Payables to Brokers, Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers, dealers, and clearing organizations primarily represent amounts due on undelivered securities, principally U.S. Government securities.

Receivables from and payables to customers include amounts due on cash and margin transactions. At December 31, 2004, customer payables include accounts of officers totaling $3,931,989.

7. Investments and Intangible Assets

Investments: As of December 31, 2004, investments consisted of the following:

		Amount
Freedom International Brokerage		7,048,418
Easyscreen	$	4,956,888
Other		60,048
Total Investments	$	12,065,354

Freedom: The Partnership and CFLP formed a limited partnership (the LP) to acquire an interest in Freedom International Brokerage (Freedom), a Canadian government securities broker-dealer and Nova Scotia unlimited liability company. In April 2001, eSpeed contributed 310,769 shares of its Class A common stock, valued at approximately $7.0 million, to the LP as a limited partner, which entitles the Partnership to 75.0% of the LP's capital interest in Freedom. The Partnership shares in 15.0% of the LP's cumulative profits but not in cumulative losses. CFLP contributed 103,588 shares of eSpeed's Class A common stock as the general partner. CFLP is allocated all of the LP's cumulative losses or 85.0% of the cumulative profits. The LP exchanged the 414,357 shares for a 66.7% interest in Freedom.

The Partnership has also entered into a technology services agreement with Freedom pursuant to which the Partnership provides the technology infrastructure for the transactional and technology related elements of the Freedom marketplace as well as certain other services in exchange for specified percentages of transaction revenues from the marketplace. In general, if a transaction is fully electronic, the Company receives 65% of the aggregate transaction revenues and Freedom receives 35% of the transaction revenues. If Freedom provides voice-assisted brokerage services with respect to a transaction, then the Partnership receives 35% of the revenues and Freedom receives 65% of the revenues.

Easyscreen: In October 2001, the Company purchased a secured convertible bond (the Bond) in the principal amount of 2.0 million British Pounds Sterling issued by EasyScreen PLC. The Bond matures on October 29, 2006, subject to earlier conversion or repayment, accrues interest at a rate of 9.0% per year, which accumulates and is payable to the Company pro rata on the date of repayment or conversion. This investment is deemed to be held-to-maturity and is carried at amortized cost.

Tradespark: In the first quarter of 2004, CFLP and eSpeed purchased 100% of EIP Holdings ("EIPH"), a holding company that owned 66.34% of TradeSpark, LP and 66.67% of TP Holdings, TradeSpark's general partner. CFLP and eSpeed entered into this agreement in order to maximize the net realizable value of their investment in TradeSpark by eliminating the interests of outside investors and bringing the management of TradeSpark under their collective control. The purchase price of $2.4 million was paid through EIP Holdings Acquisition, LLC ("EIP Holdings Acquisition"), a Delaware limited liability company owned by the CFLP and eSpeed. eSpeed also contributed $360,000, or 15%, of the $2.4 million of the cash consideration. eSpeed serves as the Managing Member of EIP Holdings Acquisition and will receive 15%, and CFLP will receive 85%, of all profits and losses and liquidation value of EIP Holdings Acquisition. As a part of CFLP and eSpeed's acquisition of the remaining 66.67% interest in TradeSpark they did not already own, CFLP and eSpeed acquired all of the outstanding shares of TradeSpark's Series A and Series B preferred stock. These 5,500,000 shares of Series A preferred stock and 2,500,000 shares of Series B preferred stock were distributed to eSpeed by

EIP Holdings Acquisition in March 2004 and retired by the board of directors of eSpeed, Inc. and subsidiaries. Since the cost of acquisition of TradeSpark was less than the value of the net assets of TradeSpark (including the preferred stock), the excess was allocated as a reduction of the non-current assets pursuant to SFAS 141, resulting in no cost allocated to the preferred stock.

Intangible Assets: As of December 31, 2004, intangible assets consisted of the following:

Description		Amount
Patents, including capitalized legal costs	$	29,007,600
Acquired contracts and technology		3,243,480
Less: accumulated amortization		(15,006,546)
Intangible assets, net	$	17,244,534

In 2001, eSpeed purchased the exclusive rights to United States Patent No. 4,903,201 (the "Wagner Patent") and Patent No. 5,915,209 (the "Lawrence Patent"). In 2003, CFLP obtained United States Patent No. 6,560,580 (the "Automated Auction Control Processor Patent") in relation to certain automated trading systems and methods. eSpeed is the exclusive licensee of the Automated Auction Control Processor Patent. At December 31, 2004, the net carrying value of these patents and the related capitalized legal costs was $21.6 million.

In August 2002, eSpeed entered into a settlement agreement (the "Settlement Agreement") with Electronic Trading Systems Corporation ("ETS"), the former owner of the Wagner Patent, the Chicago Mercantile Exchange ("CME") and the Board of Trade of the City of Chicago ("CBOT") to resolve the litigation related to the Wagner Patent. As part of the Settlement Agreement, all parties will be released from the legal claims brought against each other without admitting liability on the part of any party.

Under the terms of the Settlement Agreement, CME and CBOT will each pay $15,000,000 to eSpeed as a license, for a total of $30,000,000. Each $15,000,000 payment includes $5,000,000, which was received in 2002, and $2,000,000 per year until 2007. Of the $30,000,000 to be received by eSpeed, $5,750,000 may be paid to ETS in its capacity as the former owner of the Wagner Patent, and $24,250,000 is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent.

In December 2003, eSpeed and the New York Mercantile Exchange ("NYMEX") entered into a settlement agreement (the "NYMEX Settlement Agreement") regarding the Wagner Patent. As a licensee of the Wagner Patent, NYMEX will pay to eSpeed $8,000,000 over three years. In December 2003, eSpeed received an initial $2,000,000 payment. Of the $8,000,000 to be received by eSpeed, $1,200,000 may be paid to ETS in its capacity as the former owner of the Wagner Patent and $6,800,000 is to be recognized as revenue ratably over the remaining useful life of the Wagner Patent..

8. Bank Loans Payable

Bank loans payable represents amounts borrowed from various banks in order to finance operations, including the securities settlement process. Such loans may be unsecured or collateralized by firm securities or non-customer securities. At December 31, 2004, the Partnership had secured bank loans of $11,400,000 for which it had pledged securities, on a settlement date basis, valued at $14,291,625, all of which were firm owned. At December 31, 2004, the Partnership had unsecured bank loans of $118,263,773.

9. Securities Received as Collateral

At December 31, 2004, the Partnership had accepted collateral that it is permitted by contract or custom to sell or repledge. Certain collateral consisted primarily of securities received in connection with both Reverse Repurchase Agreements and securities borrowed. The fair value of such collateral at December 31, 2004 was approximately $32.8 billion. In the normal course of business, this collateral is used by the Partnership to cover short sales, to obtain financing, and to satisfy segregation and clearing organization requirements. At December 31, 2004, approximately $32.7 billion of such collateral had been delivered against securities sold short or repledged by the Partnership.

10. Commitments, Contingent Liabilities and Guarantees

Leases: The Partnership and its subsidiaries are obligated for minimum rental payments under various non-cancelable leases, principally for office space, expiring at various dates through 2021 as follows:

Year Ending December	Amount
2005	$10,690,761
2006	7,277,191
2007	6,093,101
2008	6,030,078
2009	6,036,546
Thereafter to 2016	47,271,248
Total	$83,398,925

Certain of the leases contain escalation clauses that require payment of additional rent to the extent of increases in certain operating and other costs.

During 2005, CFLP and the Partnership will establish new global headquarters at 110 E. 59th Street in midtown Manhattan. The Partnership is obligated to CFLP for its pro rata portion (based on square footage used) of rental payments during the 15 year term of the lease for the new headquarters.

Letter of Credit Agreements: At December 31, 2004, the Partnership, through its subsidiaries, is contingently liable for $49,331,000, under irrevocable uncollateralized letter of credit agreements used in lieu of margin and clearing deposits with clearing organizations.

Guarantees: The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the consolidated statement of financial condition for these arrangements.

Legal Matters: In the ordinary course of business, various legal actions are brought and are pending against the Partnership. In some of these actions substantial amounts are claimed. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business, judgments, settlements, fines, penalties, injunctions or other relief.

The Partnership contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of projecting the outcome of such matters, the Partnership cannot predict with certainty the loss or range of loss related to such matters, how such matters will be resolved, when they ultimately will be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Partnership believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the consolidated statement of financial condition of the Partnership.

Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

The most significant matters include the following:

Class Action: In February 2005, a number of plaintiffs filed several purported class action complaints against eSpeed, CFLP and certain affiliated entities, as well as Howard Lutnick and Lee Amaitis, on behalf of all persons who purchased the securities of eSpeed from August 12, 2003, to July 1, 2004, alleging that eSpeed made "material false positive statements during the class period" and violated certain provisions of the U.S. Securities Exchange Act of 1934, as amended, and certain rules and regulations thereunder. The Company believes these lawsuit are without merit.

BrokerTec: In July 2003, eSpeed filed a patent infringement suit against BrokerTec USA, LLC, BrokerTec Global, LLC, its parent, ICAP, PLC, Garban, LLC, its technology provider, OM Technology, and its parent company, OM AB (collectively, "BrokerTec"), in the United States District Court for the District of Delaware. The parties thereafter agreed to substitute the defendant OM AB Technology for defendant OM AB and dismiss claims against BrokerTec Global, L.L.C. By Order dated September 13, 2004, ICAP was dismissed as a defendant. The suit centers on BrokerTec's and Garban's alleged infringement of U.S. Patent No. 6,560,580 issued on May 6, 2003, which expires in 2016, with respect to which eSpeed is the exclusive licensee. The patent protects some of our proprietary systems and methods of electronic trading.

A jury trial began on February 7, 2005. On February 22, 2005, the jury returned a verdict finding Garban and BrokerTec infringed the patent, but also found that the December 1999 patent application "failed to provide adequate written description of each and every element recited" in certain claims of the 580 Patent, which finding could result in a judgment of invalidity being entered. No schedule has yet been set for briefing of post-trial motions or on issues of unenforceability. eSpeed is currently considering its options, as well as the legal, financial and business implications of the jury's findings and of U.S. District Judge Kent Jordan's pre-trial rulings, including a possible appeal to the U.S. Court of Appeals for the Federal Circuit.

Trading Technologies: In August 2003, Trading Technologies International, Inc. ("TT") commenced an action in the United States District Court, Northern District of Illinois, Eastern Division, against eSpeed. In its complaint, TT alleged that eSpeed infringed and continued to infringe U.S. Patent No. 6,766,304 issued on July 20, 2004 and U.S. Patent 6,772,132 issued on August 3, 2004. TT also filed a motion for preliminary injunction seeking to preclude us from making, selling, and offering to sell a product that allegedly infringes such patents. A hearing on TT's motion for preliminary injunction was held on December 2, 2004. On February 9, 2005, the Court denied TT's motion for a preliminary injunction. The Court determined that eSpeed had not raised a substantial question concerning the validity or infringement of the patents but that there was no evidence that TT would suffer irreparable harm absent an injunction. A trial date for this case has not yet been set. If TT ultimately prevails in this litigation, eSpeed may be required to pay TT damages for any sales lost to eSpeed, as well as certain costs and expenses, and eSpeed may be forced to modify its futures front end and AutoSpeed Basis or withdraw those products from the market.

Risk and Uncertainties: The Partnership generates revenues by providing securities trading and brokerage activities to institutional customers and by executing, and in some cases, clearing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

Financing: At December 31, 2004, in connection with its financing activities, the Partnership had commitments to enter into resale and repurchase agreements. The amounts at December 31, 2004 were $3.6 billion and $3.5 billion, respectively.

11. Related Party Transactions

In prior periods, the Partnership has incurred a discretionary management fee from CFLP. For the year ended December 31, 2004, there is no management fee as CFLP has temporarily agreed to suspend its assessment. At December 31, 2004, net amounts payable to CFLP, its affiliates and other related parties were $3,751,903.

Under the Amended and Restated Joint Services Agreement ("Joint Services Agreement") among the eSpeed entities and Cantor, the eSpeed entities own and operate the electronic trading system and are responsible for providing electronic brokerage services, and Cantor provides voice-assisted brokerage services, fulfillment services, such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to market intermediary operations. The eSpeed entities and Cantor share revenues derived from transactions effected in the marketplaces in which they collaborate and other specified markets. In general, the Company earns 65% of the transaction revenues for fully electronic transactions and 7% of the transaction revenues for voice-assisted brokerage transactions.

Pursuant to guidance contained in the Financial Accounting Standards Board's Emerging Issues Task Force Abstract No. 99-19, the Company's fully electronic transactions are reflected net of the fulfillment services fees that are paid to related parties. Fully electronic transactions are reflected as transactions with related parties because they are implemented pursuant to the Joint Services Agreement entered into with related parties.

Under the services agreements between eSpeed, Tradespark, Freedom and Municipal Partners, LLC ("MPLLC"), eSpeed owns and operates the electronic trading system and is responsible for providing electronic brokerage services, and Tradespark, Freedom or MPLLC provides voice-assisted brokerage services, fulfillment services such as clearance and settlement, and related services, such as credit risk management services, oversight of client suitability and regulatory compliance, sales positioning of products and other services customary to marketplace intermediary operations. In general, for fully electronic transactions, eSpeed receives 65% of the transaction revenues. Tradespark, Freedom or MPLLC receives 35% of the transaction revenues. In general, for voice-assisted brokerage transactions, eSpeed receives 35% of the transaction revenues, in the case of Tradespark, Freedom or MPLLC transactions.

Under those services agreements, eSpeed has agreed to provide Tradespark, Freedom and MPLLC technology support services and use of the related intellectual property rights. In general, eSpeed charges Tradespark, Freedom, and MPLLC the actual direct and indirect costs, including overhead, of providing such services and receives payment on a monthly basis.

The Cantor Fitzgerald Relief Fund ("CFRF") was established to provide assistance to the families of victims of the September 11 Events. For the year ended December 31, 2004, the Partnership made contributions to the CFRF by contributing approximately 2.0 million shares of eSpeed Class A common stock which had a carrying value approximating $10.0 million.

12. ITSEcco Holdings Limited

In October 2004, eSpeed acquired all of the outstanding stock of ITSEcco Holdings Limited and its subsidiaries ("ECCO"), a company based in the United Kingdom. Ecco is a highly specialized software developer focused on the financial markets. Under terms of the agreement, eSpeed acquired ECCO for approximately $13.6 million in cash. In addition, up to approximately 358,000 shares of eSpeed's Class A common stock will be issued subject to compliance with the terms of the purchase agreement, including certain restrictive covenants. In connection with the acquisition, eSpeed recorded approximately $11.9 million of goodwill and $3.2 million of purchased intangibles. The purchased intangibles consist of $2.8 in existing technology and $0.4 million of customer contracts, which will be amortized straight-line over their estimated useful lives of 5 years and 2 years, respectively.

13. Employee Benefit Plans

eSpeed, Inc. Deferral Plan: Employees of the Partnership are eligible to participate in the eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and its Affiliates (the "Plan") whereby eligible employees may elect to defer a portion of their salary by directing the Partnership to contribute withheld amounts to the Plan. The Plan is available to all employees of the Partnership meeting certain eligibility requirements and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

14. eSpeed Options and Warrants

The fair value of options and warrants was estimated using a modified Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because eSpeed's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options or warrants.

For the year ended December 31, 2004, the weighted average grant date fair value of employee stock options granted was $5.15 per share, estimated using a modified Black-Scholes pricing model and assumptions as to risk-free interest rate, expected life, and expected volatility of 3.03%, 3.42 years, and 57%, respectively.

The following tables summarizes changes in eSpeed's stock options and warrants for the year ended December 31, 2004:

	Employee Options	Warrants and Other Options	Total	Weighted Average Exercise Price
Balance, January 1, 2004	16,658,873	2,304,136	18,963,009	$19.39
Granted	3,638,500	--	3,638,500	$13.31
Exercised	(225,617)	(50,000)	(275,617)	$8.44
Canceled	(3,456,997)	(135,000)	(3,591,997)	$22.69
Balance, December 31, 2004	16,614,759	2,119,136	18,733,895	$17.74

The following table summarizes information about eSpeed's stock options and warrants outstanding at December 31, 2004:

	Options and Warrants Outstanding			Options and Warrants Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$5.10 to $12.00	4,929,362	$ 7.78	8.1	2,046,769	$ 5.65
$12.01 to $18.00	5,862,644	15.13	7.2	4,790,794	15.58
$18.01 to $27.25	6,071,022	21.97	5.8	6,038,950	21.98
$27.26 to $40.02	1,709,117	34.63	4.4	375,785	32.60
$40.03 to $77.00	161,750	45.50	3.8	161,750	45.50
	18,733,895	$17.74	6.7	13,414,048	$17.79

Long-Term Incentive Plan: eSpeed has adopted the eSpeed, Inc. 1999 Long-Term Incentive Plan (the "LT Plan") which provides for awards in the form of: 1) either incentive stock options or non-qualified stock options ("NQSOs"); 2) stock appreciation rights; 3) restricted or deferred stock; 4) dividend equivalents; 5) bonus shares and awards in lieu of obligations to pay cash compensation; and 6) other awards, the value of which is based in whole or in part upon the value of eSpeed's common stock.

The Compensation Committee of eSpeed's Board of Directors administers the LT Plan and is generally empowered to determine award recipients, and the terms and conditions of those awards. Awards may be granted to directors, officers, employees, consultants and service providers of eSpeed and its affiliates. All awards in 2004 were options and or restricted stock made to employees, officers or directors of eSpeed and, accordingly, no expense was recorded for such awards.

15. Regulatory Requirements

As a registered U.S. Government securities broker-dealer under Section 15C of the Securities Exchange Act of 1934 (the "Act"), CFS is subject to the financial responsibility requirements of Section 402.2 of the Act which requires the maintenance of liquid capital to total haircuts, as defined, to be in excess of 1.2 to 1. At December 31, 2004, the liquid capital, minimum liquid capital required, excess liquid capital and ratio of liquid capital to haircuts for the Partnership were $188,560,394, $20,682,582, $167,877,812 and 10.94 to 1, respectively.

For the year ended December 31, 2004, the Partnership performed the computations for the assets in the Proprietary Accounts of its Introducing Brokers ("PAIB") in accordance with the customer reserve computations set forth under SEC Rule 15c3-3. At December 31, 2004, no deposit was required to be made with respect to the PAIB reserve computation.

The Partnership's subsidiaries in which it is a general partner, Cantor Fitzgerald & Co., BGC Securities and eSpeed's subsidiaries, eSpeed Government Securities, Inc. and eSpeed Securities, Inc. are registered broker-dealers with the Securities and Exchange Commission, are subject to various regulatory requirements and restrictions and, accordingly, must maintain minimum capital, as defined. Six foreign subsidiaries of the Partnership, BGC International, Cantor Fitzgerald Europe, ITD Capital Markets Limited, Cantor Fitzgerald Index Limited, Cantor Fitzgerald Energy Europe Limited and Martin International Securities, are regulated by the Financial Services Authority in the United Kingdom.

The capital and minimum capital required of each subsidiary at December 31, 2004 are set forth below:

At December 31, 2004	Capital	Required Capital	Excess Capital
Cantor Fitzgerald & Co.	$ 132,509,055	$ 5,367,367	$ 127,141,688
eSpeed Government Securities, Inc.	115,457,269	25,000	115,432,269
eSpeed Securities, Inc.	79,886,865	6,686	79,880,179
Cantor Fitzgerald Europe	26,723,448	15,949,489	10,773,959
BGC International	60,388,356	52,405,149	7,983,207
Cantor Fitzgerald Index Limited	13,463,625	11,878,118	1,585,507
Cantor Fitzgerald Energy Europe Limited	709,452	19,287	690,165
MIS Brokers Limited	4,328,848	3,852,657	476,191
Tower Bridge Securities Limited	610,893	170,325	440,568

The regulatory capital requirements referred to above may restrict the Partnership's ability to withdraw capital from its subsidiaries.

16. Financial Instruments and Off-Balance Sheet Risks

Trading Activities: The Partnership's trading activities include providing securities brokerage services to institutional clients. To facilitate customer transactions, the Partnership will take proprietary positions in financial instruments, such as U.S. and foreign government and equity securities, corporate obligations, options and warrants. For the year ended December 31, 2004, principal transaction revenue was primarily attributable to proprietary positions in equity and fixed income financial instruments in conjunction with the Partnership's institutional equity and debt capital markets businesses.

Market Risk: Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. In the normal course of business, the Partnership enters into transactions to sell securities not yet purchased, which are recorded as liabilities on the consolidated statement of financial condition. The Partnership is exposed to the risk that potential market price increases may cause the ultimate liability for such commitments to exceed the amount recognized on the consolidated statement of financial condition.

The Partnership does not act as a dealer or trader of complex derivatives such as swaps, collars and caps. However, the Partnership may, from time to time, enter into financial futures contracts to provide an economic hedge for the Partnership's Reverse Repurchase Agreements and Repurchase Agreements and proprietary inventory positions against interest rate fluctuations and foreign exchange forward and future contracts to provide an economic hedge for the Partnership's proprietary inventory against foreign currency fluctuations and option contracts to hedge against adverse market fluctuations of equity investments. Unrealized gains and losses relating to these derivative financial instruments are reflected in principal transaction revenues. The gross notional or contract amounts of these derivative financial instruments and fair value (carrying amount) of the related assets, which are exclusively equity options at December 31, 2004, are $4,374,923 and $40,720, respectively.

Counterparty Credit Risk: Credit risk arises from the possibility that a counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker and dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Partnership's transactions are fully collateralized and are executed with, and on behalf of, institutional investors including major brokers and dealers, money center and other commercial banks, insurance companies, pension plans and other financial institutions. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership. The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

Customer Activities: The Partnership's customer activities include the execution, settlement, custody and financing of various securities and commodities transactions on behalf of customers. These activities may expose the Partnership to off-balance-sheet risk in the event a customer or other broker is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership transacts customer securities activities on a delivery versus payment, cash, or margin basis. In margin transactions, the Partnership extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Partnership executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Partnership to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Partnership's customer financing and securities settlement activities require the Partnership to pledge customer securities as collateral in support of various secured financing sources, such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Partnership may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Fair Value: Substantially all of the Partnership's financial instruments are carried at fair value or amounts which approximate fair value. The fair values of the Partnership's securities owned and securities sold, not yet purchased are generally based on listed market prices or broker quotes. Repurchase Agreements, Reverse Repurchase Agreements and securities borrowed and securities loaned are carried at the contract value, which approximates fair value. The majority of the Partnership's remaining financial instruments are generally short-term in nature and liquidate at their carrying value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 1, 2005

Cantor Fitzgerald Securities
135 East 57th Street
New York, New York 10022

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Cantor Fitzgerald Securities (the "Partnership") for the year ended December 31, 2004 (on which we have issued our report dated March 1, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4

The management of the Partnership is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies which rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP